SIMPSON THACHER & BARTLETT LLP

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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

                                                 August 3, 2015

VIA COURIER AND EDGAR

Re: Summit Materials, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 31, 2015

File No. 333-205561

Kamyar Daneshvar, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement filed on July 31, 2015. Amendment No. 3 has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated July 31, 2015, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our

SUMMIT MATERIALS, INC.	-2-	August 3, 2015

responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Summit.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

1.	We note the disclosures you provided in response to comment 7 in our letter dated July 29, 2015. Please further expand these disclosures to provide an understanding of what the estimated revenues and cost of revenues represent. In this regard, there are no minimum purchase requirements under the supply agreement you entered into with Lafarge in connection with the Davenport acquisition. We also note your analysis to comment 10 regarding variances in capacity and demand from period to period.

Summit has revised the disclosure on page 54 to address the matters identified in the Staff’s comment.

2.	We note that you are reducing non-controlling interest by $336.8 million. Please help us understand why the adjustment does not represent the carrying value of the LP units acquired and why there is not a corresponding reduction to the Class B common stock par value. Specifically, it is unclear why the payment of $336.8 million to purchase 13.75 million LP Units from certain holders would result in the remaining holders having a deficit balance in the net assets of Summit Holdings. To help us better understand your accounting for the acquisition of the LP Units from the proceeds of this offering, please provide us with a detailed description of how you are accounting for this transaction within your balance sheet. Finally, please revise footnote (r) to provide an explanation for your accounting of this transaction.

Summit has revised the pro forma adjustments on page 55 such that the decrease in noncontrolling interest represents the proportional value of the LP Units sold with the remaining reduction in equity reflected in additional paid-in capital. The foregoing description of the accounting of this transaction has also been added to footnote (r) on page 59. Summit respectfully advises the Staff that there is no corresponding reduction to the Class B common stock par value because no shares of Class B common stock are being purchased or sold in connection with this offering. The number of outstanding shares of Class B common stock is not tied to the LP Units and the Class B common stock is held by an entity that does not also hold LP Units.

3.	Please provide a footnote that sums the components of the total adjustment to APIC.

Summit has revised page 59 to provide a footnote that sums the components of the total adjustment to additional paid-in capital.

SUMMIT MATERIALS, INC.	-3-	August 3, 2015

*     *     *     *     *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Edward P. Tolley III at 212-455-3189 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Pamela Long

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson